UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Publishes its

2025 Sustainability Report

Mexico City, Mexico, July 29, 2026.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA; NASDAQ: OMAB) ("OMA" or the "Company") today published its 2025 Sustainability Report, which highlights the Company's performance and progress toward its environmental, social and governance (ESG) commitments during 2025.

Key highlights from the 2025 Sustainability Report include:

•	Achieved its 2025 target for reducing Scope 1 and 2 carbon emissions per passenger, reaching an 88% reduction compared with the 2018 baseline, well above the Company's 2025 target of 58%.
•	87% of total electricity consumption came from renewable sources.
•	Achieved a fully electric airside shuttle fleet at Monterrey International Airport, with 100% of the Company's airside shuttles now operating on electric power.
•	All 13 airports renewed Airport Carbon Accreditation (ACA) Level 3 "Optimization" certification.
•	Reduced water consumption per passenger by 15% compared with 2024.
•	Recognized as a Socially Responsible Company (ESR) for the fifteenth consecutive year.

The 2025 Sustainability Report has been prepared in accordance with the GRI Standards and includes industry-specific disclosures based on the SASB Standards. The full report is available on the Company’s website at: https://esg.oma.aero/en/reports/

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs more than 1,200 people to provide airport and commercial services across its facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Chief Financial Officer: Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: July 29, 2026